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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE L13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)*

ACORN PRODUCTS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

004857 10 8
(CUSIP Number)

Michael E. Cahill, Esq.	John B. Frank
Managing Director and General Counsel	Managing Director and General Counsel
The TCW Group, Inc.	Oaktree Capital Management, LLC
865 South Figueroa Street, Suite 1800	333 South Grand Avenue, 28th Floor
Los Angeles, California 90017	Los Angeles, California 90071
(213) 244-0000	(213) 830-6300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 13, 2002
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 25 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004857 10 8	13D	Page 2 of 20 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person

The TCW Group, Inc.
(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group* (b)	☒

(3)	SEC Use Only

(4)	Source of Funds*

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization

Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power

3,162,049
	(8)	Shared Voting Power

-0-
	(9)	Sole Dispositive Power

3,162,049
	(10)	Shared Dispositive Power
-0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

3,162,049
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11)

52.2%
(14)	Type of Reporting Person*

HC, CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 004857 10 8	13D	Page 3 of 20 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person

Trust Company of the West
(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group* (b)	☒

(3)	SEC Use Only

(4)	Source of Funds*

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization

California
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power

1,013,466
	(8)	Shared Voting Power

-0-
	(9)	Sole Dispositive Power

1,013,466
	(10)	Shared Dispositive Power
-0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,013,466
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11)

16.7%
(14)	Type of Reporting Person*

CO; Banks
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 004857 10 8	13D	Page 4 of 20 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person

TCW Asset Management Company
(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group* (b)	☒

(3)	SEC Use Only

(4)	Source of Funds*

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization

California
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power

-0-
	(8)	Shared Voting Power

2,148,583
	(9)	Sole Dispositive Power

-0-
	(10)	Shared Dispositive Power
2,148,583

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

2,148,583
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11)

35.4%
(14)	Type of Reporting Person*

CO; IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 004857 10 8	13D	Page 5 of 20 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person

TCW Special Credits
(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group* (b)	☒

(3)	SEC Use Only

(4)	Source of Funds*

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization

California
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power

-0-
	(8)	Shared Voting Power

2,148,583
	(9)	Sole Dispositive Power

-0-
	(10)	Shared Dispositive Power

2,148,583
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

2,148,583
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11)

35.4%
(14)	Type of Reporting Person*

PN; IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 004857 10 8	13D	Page 6 of 20 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person

TCW Special Credits Fund III
(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group* (b)	☒

(3)	SEC Use Only

(4)	Source of Funds*

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization

California
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power

660,003
	(8)	Shared Voting Power

-0-
	(9)	Sole Dispositive Power

660,003
	(10)	Shared Dispositive Power
-0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

660,003
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11)

10.9%
(14)	Type of Reporting Person*

PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 004857 10 8	13D	Page 7 of 20 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person

TCW Special Credits Fund IIIb
(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group* (b)	☒

(3)	SEC Use Only

(4)	Source of Funds*

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization

California
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power

626,039
	(8)	Shared Voting Power

-0-
	(9)	Sole Dispositive Power

626,039
	(10)	Shared Dispositive Power

-0-
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

626,039
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11)

10.3%
(14)	Type of Reporting Person*

PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 004857 10 8	13D	Page 8 of 20 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person

TCW Special Credits Trust
(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group* (b)	☒

(3)	SEC Use Only

(4)	Source of Funds*

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization

California
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power

315,668
	(8)	Shared Voting Power

-0-
	(9)	Sole Dispositive Power

315,668
	(10)	Shared Dispositive Power
-0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

315,668
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11)

5.2%
(14)	Type of Reporting Person*

OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 004857 10 8	13D	Page 9 of 20 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person

TCW Special Credits Trust IIIb
(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group* (b)	☒

(3)	SEC Use Only

(4)	Source of Funds*

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization

California
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power

447,152
	(8)	Shared Voting Power

-0-
	(9)	Sole Dispositive Power

447,152
	(10)	Shared Dispositive Power
-0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

447,152
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11)

7.4%
(14)	Type of Reporting Person*

OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 004857 10 8	13D	Page 10 of 20 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person

Oaktree Capital Management, LLC
(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group* (b)	☒

(3)	SEC Use Only

(4)	Source of Funds*

WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization

California
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power

1,149,500
	(8)	Shared Voting Power

-0-
	(9)	Sole Dispositive Power

1,149,500
	(10)	Shared Dispositive Power
-0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,149,500
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11)

19.0%
(14)	Type of Reporting Person*

IA; OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 004857 10 8	13D	Page 11 of 20 Pages

(1)	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person

OCM Principal Opportunities Fund, L.P.
(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group* (b)	☒

(3)	SEC Use Only

(4)	Source of Funds*

WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power

-0-
	(8)	Shared Voting Power

1,149,500
	(9)	Sole Dispositive Power

-0-
	(10)	Shared Dispositive Power
1,149,500

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,149,500
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11)

19.0%
(14)	Type of Reporting Person*

PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 12 of 20 Pages

Item 1. SECURITY AND ISSUER

        This Amendment No. 5 amends and supplements, pursuant to Rule 13d-2(a), the Schedule 13D (the "Schedule 13D") of The TCW Group, Inc. ("TCWG"), Trust Company of the West ("TCW"), TCW Asset Management Company ("TAMCO"), TCW Special Credits ("Special Credits"), TCW Special Credits Fund III, TCW Special Credits Fund IIIb, TCW Special Credits Trust IIIb, TCW Special Credits Trust, Oaktree Capital Management, LLC ("Oaktree") and OCM Principal Opportunities Fund, L.P. ("Oaktree Fund") filed with the Securities and Exchange Commission on July 3, 1997 and amended by Amendment No. 1 filed on December 17, 1997, Amendment No. 2 filed on July 15, 1999, Amendment No. 3 filed on July 10, 2001 and Amendment No. 4 filed on February 14, 2002, relating to the common stock, par value $0.001 per share (the "Common Stock"), of Acorn Products, Inc., a Delaware corporation (the "Issuer").

Item 2. IDENTITY AND BACKGROUND

        Subparagraphs (i), (ii) and (iii) of Item 2 are hereby amended and restated to read as follows:

        (i)    The executive officers of TCWG are listed below. The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers
Robert A. Day	Chairman of the Board & Chief Executive Officer
Ernest O. Ellison	Vice Chairman of the Board
Thomas E. Larkin, Jr.	Vice Chairman of the Board
Marc I. Stern	President
Alvin R. Albe, Jr.	Executive Vice President & Chief Marketing Officer
Robert D. Beyer	Executive Vice President & Chief Investment Officer
William C. Sonneborn	Executive Vice President & Chief Operating Officer
Patrick R. Pagni (Citizen of France)	Executive Vice President
Michael E. Cahill	Managing Director, General Counsel & Secretary
David S. DeVito	Managing Director, Chief Financial Officer & Assistant Secretary
Hilary G. D. Lord	Managing Director, Chief Compliance Officer & Assistant Secretary

Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCWG his name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Page 13 of 20 Pages
  (ii)
  The executive officers and directors of TCW are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers & Directors
Robert A. Day	Director, Chairman of the Board & Chief Executive Officer
Ernest O. Ellison	Director & Vice Chairman of the Board
Thomas E. Larkin, Jr.	Director & Vice Chairman of the Board
Alvin R. Albe, Jr.	Director, Executive Vice President & Chief Marketing Officer
Marc I. Stern	Director, Vice Chairman of the Board
Robert D. Beyer	Director & President
William C. Sonneborn	Executive Vice President & Chief Operating Officer
Patrick R. Pagni (Citizen of France)	Executive Vice President
Jeffrey E. Gundlach	Director
Michael E. Cahill	Managing Director, General Counsel & Secretary
David S. DeVito	Managing Director, Chief Financial Officer & Assistant Secretary
Hilary G. D. Lord	Managing Director & Chief Compliance Officer

        (iii)  The executive officers and directors of TAMCO are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer and director is a citizen of the United States of America unless otherwise specified below:

Executive Officers & Directors
Robert A. Day	Director, Chairman of the Board & Chief Executive Officer
Thomas E. Larkin, Jr.	Director & Vice Chairman of the Board
Marc I. Stern	Director, President & Vice Chairman of the Board
Alvin R. Albe, Jr.	Director, Executive Vice President & Chief Marketing Officer
Robert D. Beyer	Director, Executive Vice President & Chief Investment Officer
William C. Sonneborn	Director, Executive Vice President & Chief Operating Officer
Mark W. Gibello	Director & Executive Vice President
Michael E. Cahill	Director, Managing Director, General Counsel & Secretary
Christopher J. Ainley	Director
Mark L. Attanasio	Director
Philip A. Barach	Director
Javier W. Baz	Director
Glen E. Bickerstaff	Director
Arthur R. Carlson	Director
Jean-Marc Chapus	Director
Penelope D. Foley	Director
Douglas S. Foreman	Director
Nicola F. Galluccio	Director
Jeffrey E. Gundlach	Director
Raymond F. Henze, III	Director
Stephen McDonald	Director
Nathan B. Sandler	Director
Komal S. Sri-Kumar	Director

Page 14 of 20 Pages

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The last paragraph of Item 3 is hereby amended and restated to read as follows:

          Certain existing shareholders of the Issuer representing funds and accounts managed by Special Credits (the "Special Credits Funds") and the Oaktree Fund have entered into a letter agreement attached hereto as Exhibit 1.2 (the "Letter Agreement") relating to the recapitalization (the "Transaction") of UnionTools, Inc., a subsidiary of the Issuer. The Letter Agreement modifies and supersedes in its entirety the letter agreement dated as of February 1, 2002 and filed as Exhibit 1.1 to Amendment No. 4 to the Schedule 13D. Pursuant to the Letter Agreement, the Special Credits Funds and the Oaktree Fund have severally agreed, subject to the terms and conditions set forth therein, to (a) purchase for cash an aggregate of $10,000,000 in principal amount of 12% Convertible Subordinated Notes due June 15, 2005 (the "12% Notes") issued by the Issuer and (b) exchange all of their outstanding participation interests in UnionTools, Inc.'s 12% Exchangeable Notes, representing approximately $8,265,000 of principal and accrued interest as of June 28, 2002, for newly-issued convertible Series A Preferred Stock of the Issuer with a liquidation preference of like amount (the "Series A Preferred"). The Letter Agreement contemplates that the 12% Notes, $1,200,000 of additional 12% Notes to be issued to an unrelated third party and the Series A Preferred will be convertible, subject to the terms and conditions set forth therein, into Common Stock at a conversion price equal to $0.50 per share (the "Conversion Price") following receipt of necessary shareholder approvals. In addition, the Letter Agreement contemplates that, following the receipt of such shareholder approvals, the Issuer will make a rights offering to holders of Common Stock (other than the Reporting Persons who are holders of Common Stock) for aggregate consideration equal of approximately $9,000,000 at a per share purchase price equal to the Conversion Price (as it may be adjusted to reflect a reverse stock split that is contemplated in connection with the Transaction) (the "Rights Offering"). The Special Credits Funds and the Oaktree Fund, their affiliates and their designees will have the right following the Rights Offering, but not the obligation, to purchase at a purchase price equal to the Rights Offering price a number of shares of newly-issued Common Stock up to the number of shares of Common Stock issuable upon exercise of the rights that are not exercised pursuant to the Rights Offering.

Page 15 of 20 Pages

Item 4. PURPOSE OF TRANSACTION

        The first paragraph of Item 4 is hereby amended and restated to read as follows:

          The TCW Related Entities, Oaktree and the Oaktree Fund intend to review on a continuing basis their respective investments in the Common Stock. Depending on the factors discussed herein, the TCW Related Entities and the Oaktree Fund may, from time to time, retain or sell all or a portion of their respective holdings of the Common Stock pursuant to a registered public offering or in the open market or in privately negotiated transactions. The Special Credits Funds and the Oaktree Fund have entered into the Letter Agreement attached hereto as Exhibit 1.2 relating to the Transaction. Pursuant to the Letter Agreement, the Special Credits Funds and the Oaktree Fund have severally agreed, subject to the terms and conditions set forth therein, to (a) purchase for cash an aggregate of $10,000,000 in principal amount of the 12% Notes issued by the Issuer and (b) exchange all of their outstanding participation interests in UnionTools, Inc.'s 12% Exchangeable Notes, representing approximately $8,265,000 of principal and accrued interest as of June 28, 2002, for the Series A Preferred. The Letter Agreement contemplates that the 12% Notes, $1,200,000 of additional 12% Notes to be issued to an unrelated third party and the Series A Preferred will be convertible, subject to the terms and conditions set forth therein, into Common Stock at the Conversion Price, following receipt of necessary shareholder approvals. In addition, the Letter Agreement contemplates that, following the receipt of such shareholder approvals, the Issuer will make the Rights Offering and that, following the Rights Offering, the Special Credits Funds and the Oaktree Fund, their affiliates and their designees will have the right, but not the obligation, to purchase at a purchase price equal to the Rights Offering price a number of shares of newly-issued Common Stock up to the number of shares of Common Stock issuable upon exercise of the rights that are not exercised pursuant to the Rights Offering.

Item 5. INTEREST AND SECURITIES OF THE ISSUER

        The last paragraph of Item 5 is hereby amended and restated to read as follows:

          The Special Credits Funds and the Oaktree Fund have entered into the Letter Agreement attached hereto as Exhibit 1.2 relating to the Transaction. Pursuant to the Letter Agreement, the Special Credits Funds and the Oaktree Fund have severally agreed, subject to the terms and conditions set forth therein, to (a) purchase for cash an aggregate of $10,000,000 in principal amount of the 12% Notes issued by the Issuer and (b) exchange all of their outstanding participation interests in UnionTools, Inc.'s 12% Exchangeable Notes, representing approximately $8,265,000 of principal and accrued interest as of June 28, 2002, for the Series A Preferred. The Letter Agreement contemplates that the 12% Notes, $1,200,000 of additional 12% Notes to be issued to an unrelated third party and the Series A Preferred will be convertible, subject to the terms and conditions set forth therein, into Common Stock at the Conversion Price, following receipt of necessary shareholder approvals. In addition, the Letter Agreement contemplates that, following the receipt of such shareholder approvals, the Issuer will make the Rights Offering and that, following the Rights Offering, the Special Credits Funds and the Oaktree Fund, their affiliates and their designees will have the right, but not the obligation, to purchase at a purchase price equal to the Rights Offering price a number of shares of newly-issued Common Stock up to the number of shares of Common Stock issuable upon exercise of the rights that are not exercised pursuant to the Rights Offering.

Page 16 of 20 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The second paragraph of Item 6 is hereby amended and restated to read as follows:

          The Special Credits Funds and the Oaktree Fund have entered into the Letter Agreement attached hereto as Exhibit 1.2 relating to the Transaction. Pursuant to the Letter Agreement, the Special Credits Funds and the Oaktree Fund have severally agreed, subject to the terms and conditions set forth therein, to (a) purchase for cash an aggregate of $10,000,000 in principal amount of the 12% Notes issued by the Issuer and (b) exchange all of their outstanding participation interests in UnionTools, Inc.'s 12% Exchangeable Notes, representing approximately $8,265,000 of principal and accrued interest as of June 28, 2002, for the Series A Preferred. The Letter Agreement contemplates that the 12% Notes, $1,200,000 of additional 12% Notes to be issued to an unrelated third party and the Series A Preferred will be convertible, subject to the terms and conditions set forth therein, into Common Stock at the Conversion Price, following receipt of necessary shareholder approvals. In addition, the Letter Agreement contemplates that, following the receipt of such shareholder approvals, the Issuer will make the Rights Offering and that, following the Rights Offering, the Special Credits Funds and the Oaktree Fund, their affiliates and their designees will have the right, but not the obligation, to purchase at a purchase price equal to the Rights Offering price a number of shares of newly-issued Common Stock up to the number of shares of Common Stock issuable upon exercise of the rights that are not exercised pursuant to the Rights Offering.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.1	A letter agreement dated as of February 1, 2002 among funds and accounts managed by TCW Special Credits and Oaktree Capital Management, LLC relating to a preliminary proposal for a recapitalization of UnionTools, Inc., a subsidiary of Acorn Products, Inc.*
Exhibit 1.2
A letter agreement dated as of June 13, 2002 among funds and accounts managed by TCW Special Credits and Oaktree Capital Management, LLC relating to a proposal for a recapitalization of Acorn Products, Inc.

* Previously filed.

Page 17 of 20 Pages

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of this 19th day of June, 2002.

THE TCW GROUP, INC.
/s/ LAZARUS N. SUN Lazarus N. Sun Authorized Signatory
TRUST COMPANY OF THE WEST
/s/ KENNETH LIANG Kenneth Liang Authorized Signatory
TCW ASSET MANAGEMENT COMPANY
/s/ KENNETH LIANG Kenneth Liang Authorized Signatory
TCW SPECIAL CREDITS
/s/ KENNETH LIANG
Kenneth Liang Authorized Signatory of TCW Asset Management Company, the Managing General Partner of TCW Special Credits
TCW SPECIAL CREDITS FUND III
/s/ KENNETH LIANG
Kenneth Liang Authorized Signatory of TCW Asset Management Company, the Managing General Partner of TCW Special Credits, the General Partner of TCW Special Credits Fund III

Page 18 of 20 Pages
TCW SPECIAL CREDITS FUND IIIb
/s/ KENNETH LIANG
Kenneth Liang Authorized Signatory of TCW Asset Management Company, the Managing General Partner of TCW Special Credits, the General Partner of TCW Special Credits Fund III
TCW SPECIAL CREDITS TRUST
/s/ KENNETH LIANG
Kenneth Liang Authorized Signatory of Trust Company of the West, the trustee of TCW Special Credits Trust
TCW SPECIAL CREDITS TRUST IIIb
/s/ KENNETH LIANG
Kenneth Liang Authorized Signatory of Trust Company of the West, the trustee of TCW Special Credits Trust IIIb
OAKTREE CAPITAL MANAGEMENT, LLC
/s/ JOHN FRANK
John Frank Managing Director and General Counsel
OCM PRINCIPAL OPPORTUNITIES FUND, L.P.
By: Oaktree Capital Management, LLC
Its: General Partner
/s/ JOHN FRANK
John Frank Managing Director and General Counsel

Page 19 of 20 Pages

SCHEDULE I
BOARD OF DIRECTORS OF
TCW GROUP, INC.

All of the following individuals are directors of TCW Group, Inc. Each director is a citizen of the United States of America unless otherwise specified below:

MARK L. ATTANASIO Group Managing Director Trust Company of the West 11100 Santa Monica Blvd., Ste. 2000 Los Angeles, CA 90025	DR. HENRY A. KISSINGER Chairman Kissinger Associates, Inc. 350 Park Ave., 26th Floor New York, NY 10022
PHILIPPE CITERNE Chief Executive Officer Société Générale, S.A. 17 Cours Valmy 92972 Paris, La Defense Cedex France (Citizen of France)	THOMAS E. LARKIN, JR. Vice Chairman The TCW Group, Inc. 865 South Figueroa St., Suite 1800 Los Angeles, California 90017
PHILIPPE COLLAS Chairman and Chief Executive Officer Société Générale Asset Management, S.A. Elf Tower, 2 Place de la Coupole 92078 Paris, La Defense Cedex France (Citizen of France)	MICHAEL T. MASIN, ESQ. Vice Chairman & President Verizon Communications 1095 Avenue of the Americas, Room 3922 New York, New York 10036
ROBERT A. DAY Chairman and Chief Executive Officer Trust Company of the West 865 S. Figueroa St., Ste. 1800 Los Angeles, CA 90017	EDFRED L. SHANNON, JR. Investor/Rancher 14081 Summit Dr. Whittier, CA 90602
DAMON P. DE LASZLO, ESQ. Chairman of Harwin PLC Byron's Chambers A2 Albany, Piccadilly London W1V 9RD—England (Citizen of United Kingdom)	ROBERT G. SIMS Private Investor 16855 W. Bernardo Dr., Suite 250 San Diego, CA 92127-1626

Page 20 of 20 Pages
WILLIAM C. EDWARDS
Partner
Bryan & Edwards
3000 Sand Hill Road
Building 1, Suite 190
Menlo Park, CA 94025

ERNEST O. ELLISON
Vice Chairman
Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, California 90017

RICHARD N. FOSTER
Partner & Director
McKinsey & Company, Inc.
55 E. 52nd St., 21st Floor
New York, NY 10022

CARLA A. HILLS
Chairman Hills & Company
1200 19th Street,N.W., Suite 201
Washington, DC 20036	MARC I. STERN
President
The TCW Group, Inc.
865 S. Figueroa St. Suite 1800
Los Angeles, CA 90017

YASUYUKI TAYAMA
Managing Director
The Yasuda Fir & Marine Insurance Co., Ltd.
26-1, Nishi-Shinjuku 1-Chrome
Shinjuku-ku, Tokyo 160-8338
(Citizen of Japan)

JAMES R. UKROPINA
Of Counsel
O'Melveny & Myers
400 S. Hope St., 15th Floor
Los Angeles, CA 90071-2899

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SCHEDULE I BOARD OF DIRECTORS OF TCW GROUP, INC.